September 30, 2016

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited Annual Report on Form 20-F

for the Fiscal Year ended December 31, 2015 (File No. 333-12222)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, relating to the annual report on Form 20-F of China Mobile Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), which was filed with the Commission on April 26, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 7 Gain on the Transfer of Tower Assets, page F-44

1.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“China Tower”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction.

China Tower was established in 2014 by China Mobile Communication Co., Ltd. or CMC, our wholly-owned subsidiary, China United Network Communications Corporation Limited (“China Unicom”) and China Telecom Corporation Limited (“China Telecom”) to reduce the overall capital expenditure and operational costs and redundant projects of the three major telecommunications operators and to improve network coverage of the operators. In addition to the purchase of the telecommunications towers and related assets (“Tower Assets”) as described below, China Tower also centrally constructs new tower assets and maintains all the towers and related assets and then leases to the telecommunications operators. China Tower is operated by a management team separately from those of the three telecommunications operators.

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On October 14, 2015, CMC, jointly with China Unicom, China Telecom, and China Reform Holdings Corporation Ltd. (“CRHC”), a third party investing company, entered into an agreement with China Tower, pursuant to which China Tower (i) purchased the Tower Assets from CMC, China Unicom and China Telecom and (ii) issued new equity shares to CRHC. China Tower agreed to settle the consideration for its purchase of the Tower Assets by way of issuing its equity shares to each of the three telecommunications operators, plus cash consideration equal to the excess of total consideration over the amount settled by equity shares. China Tower issued approximately 7.8 billion equity shares to CRHC at the value of RMB1 per share for total cash consideration of RMB7.8 billion. Upon the completion of the above transactions, China Tower is owned by the Company through CMC, China Unicom, China Telecom and CRHC with their respective shares of equity interests of 38.0%, 28.1%, 27.9% and 6.0% therein, and the share capital amount of China Tower increased from RMB10,000 million to RMB129,345 million accordingly.

When accounting for the transfer of the Tower Assets to China Tower, the Company has properly considered the following accounting literature:

•	IAS 28 “Investments in Associates and Joint Ventures” (“IAS 28”) and IAS 16 “Property, Plant and Equipment” (“IAS 16”)

How does the Company account for the investment in China Tower?

The Company accounts for the investment in China Tower by using the equity method under IAS 28 considering the Company can exercise significant influence on China Tower’s operational and financial decisions given the three board seats out of total nine seats in the board of directors of China Tower appointed by the Company and the simple majority voting mechanism in the board of directors of China Tower.

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Upon the completion of transfer of the Tower Assets, the Company’s investment cost in China Tower was increased accordingly. Under the equity method, the investment in an associate is initially recognized at cost. Cost, under the Conceptual Framework for financial reporting, is the fair value of consideration given by the purchaser. In the Company’s transfer of the Tower Assets transaction, the investment cost in China Tower is determined by the fair value of the Tower Assets, which was determined based on the appraised value determined by an independent valuation firm.

How does the Company account for the gains from the transfer of the Tower Assets?

Considering, the Company, upon the completion of the transfer of the Tower Assets, transferred significant risks and rewards of ownership of the Tower Assets to China Tower, and the Company retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the Tower Assets, the Company derecognized the Tower Assets and recognized the resulting gains immediately upon the completion of the transaction pursuant to paragraph 68 under IAS 16. The gain is determined as the difference between net proceeds (i.e. cash and fair value of equity shares of China Tower received by the Company) and the carrying amount of the Tower Assets pursuant to paragraph 71 under IAS 16. On the other hand, as the Company accounts for the investment in China Tower using the equity method, the transfer of the Tower Assets was considered as a downstream transaction between the Company and its associate.

Paragraph 28 under IAS 28 states that gains from a downstream transaction of an entity should be recognized in the entity’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture of the entity. Therefore, under the downstream transaction between the Company and China Tower, as the Company holds 38% equity interest in China Tower through CMC, the Company recognized only 62% of the gains from the transfer of the Tower Assets upon the completion of such transfer, and the eliminated 38% of the gains from such transfer will be gradually realized through the subsequent equity pick-up adjustments of the Company’s investments in China Tower over the remaining useful life of the Tower Assets or upon its disposal by China Tower.

2.	In your response please address how you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

The fair value of the equity shares issued to the Company was based on the appraised value of the Tower Assets, taking into consideration of the cash capital injected upon incorporation, as China Tower only carried out minimal activities prior to the transfer of the Tower Assets transaction. Such value is also consistent with the fair value of shares issued in return for the cash consideration paid by CRHC, on a pro rata basis.

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3.	In your response please address how you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

The fair value of the Tower Assets transferred by the Company was determined based on the appraised value performed by an independent valuation firm. Meanwhile, the consideration for the transfer of the Tower Assets received by the Company included cash and equity shares of China Tower, the fair value of which is discussed above. The valuation results indicated that fair value of those transferred assets exceeds its then carrying amount, which suggested no evidence of impairment.

4.	You disclose that you eliminated unrealized profits from the gain recognized on the transfer due to your interest in China Tower. Tell us how this is reflected in the equity method accounting for your interest in China Tower and how it will affect the subsequent accounting for your investment.

As explained above, because the Company holds 38% of equity interest in China Tower through CMC, the Company recognized only 62% of the gains from the transfer of the Tower Assets upon the completion of such transfer, and the eliminated 38% of the gains from such transfer will be gradually realized through the subsequent equity pick-up adjustments of the Company’s investments in China Tower over the remaining useful life of the Tower Assets or upon its disposal by China Tower.

5.	Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

On July 8, 2016, CMC and China Tower finalized the leasing and pricing arrangement in relation to the lease of telecommunications towers (including newly-added and acquired telecommunications towers) and related assets, and entered into an agreement (the “Lease Agreement”) accordingly. Pursuant to the Lease Agreement, the respective provincial companies of the Company and China Tower will enter into provincial company framework service agreements, under which provincial companies will enter into lease agreements with China Tower for each individual tower asset and related assets in a specific location (such lease agreement, each an “Individual Service Order” or “ISO”), based on their actual service needs with a term of five years. Before the expiry of the term of the ISO, the parties to the service agreements or their respective subsidiaries will discuss whether to enter into a separate product and service confirmation letter to confirm matters concerning the subsequent provision of the relevant products because the Company is not reasonably certain that each ISO will continue after its initial five years term.

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The Company assessed the nature and substance of the Lease Agreement under IAS 17 and concluded to account for the lease arrangement with China Tower as an operating lease based on the following reasons:

•	The Lease Agreement does not contain any clause that the ownership of the leased assets will be transferred to the Company by the end of the lease term;

•	At the end of the lease term, there is no purchase option granted to the Company to purchase the leased assets;

•	A 5 years lease term is not a major part of the overall economic life of the leased assets;

•	At the inception of the Lease Agreement, the present value of the minimum lease payments is not substantially all of the fair value of the leased assets; and

•	The lease assets are not of a specialized nature such that only the Company can use them.

There are also no clauses in the Lease Agreement such that (i) CMC bears any gains or losses in the fluctuation in the fair value of the leased assets at the end of the lease term and (ii) CMC has the ability to continue the lease for a secondary period at a leasing fee that is substantially lower than the then market rent. In addition, in an event that CMC terminates the lease of certain assets under the Lease Agreement, CMC will only bear China Tower’s loss up to the full leasing fee of the residual lease term.

Accordingly, the Company determines to account for the lease arrangement with China Tower as an operating lease considering substantive risks and rewards associated with the Tower Assets reside in China Tower.

6.	Discuss the nature and extent of your continuing commitments under the lease agreement.

The Company will pay leasing fees for its use of the leased assets according to the pricing formula set out in the Lease Agreement. As explained above, if CMC terminates the lease of certain assets under the Lease Agreement, CMC will bear China Tower’s loss up to the full leasing fee of the residual lease term. After the initial five years term, the Company will further negotiate with China Tower to decide whether to continue the lease of each individual tower asset and related assets depending on its then business needs, as well as the related pricing terms, future lease term and key terms of the arrangement. At the same time, China Tower will also decide the leasing of each tower asset and related assets to the other telecommunications operators.

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In addition, pursuant to the Lease Agreement, the Company is not granted any purchase option and the Company does not provide any guaranteed residual value of the leased assets at the end of the lease term.

*    *    *    *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (tel: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Sincerely,

/s/ XUE Taohai
XUE Taohai Executive Director, Vice President and Chief Financial Officer

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cc:	Larry Spirgel

Terry French

Charles Eastman

(United States Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung

Dora Song

(PricewaterhouseCoopers Zhong Tian LLP)